UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

(Amendment No. 1)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

IBEX TECHNOLOGIES INC.

(Name of Subject Company)

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

IMI International Medical Innovations Inc.

4211 Yonge Street, Suite 615

Toronto, Ontario M2P 2A9, Canada

Telephone: 416-222-3449

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

448937

(CUSIP Number of Class of Securities (if applicable))

Paul Baehr

5485 Paré Street

Montreal, PQ

H4P 1P7

(514) 344-4004

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 4, 2004

(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Attachment	Description
A	Offer to Purchase and Circular, dated November 4, 2004 (the “Offer and Circular”), relating to the offer (the “Offer”) by IMI International Medical Innovations Inc. (“IMI”) to purchase all of the outstanding common shares of IBEX Technologies Inc. (“Ibex”).*
B	Letter from IMI to Ibex shareholders, dated November 4, 2004, relating to the Offer.
C	Letter of Acceptance and Transmittal Form, dated November 4, 2004, relating to the Offer.
D	Notice of Guaranteed Delivery, dated November 4, 2004, relating to the Offer.

            *Previously furnished on Form CB on November 5, 2004.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Offer and Circular.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	IMI made the Offer Announcement, dated November 4, 2004, publicly available in connection with the requirements of Ibex’s home jurisdiction and furnished such announcement as Exhibit II-1 to the Form CB filed by IMI on November 5, 2004.

(2)	Not applicable.

(3)	Not applicable.

PART III—CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Form CB with the Securities and Exchange Commission (the “SEC”) on November 5, 2004, IMI filed with the SEC a written irrevocable consent and power of attorney on Form F-X. IMI will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV—SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ RONALD G. HOSKING
(Signature)

Ronald G. Hosking, Vice President and Chief Financial Officer
(Name and Title)

November 15, 2004
(Date)

Attachment B

[IMI letterhead appears here]

November 4, 2004

Dear Ibex Shareholder:

The documents accompanying this letter outline IMI International Medical Innovations Inc.’s offer for all of the outstanding common shares of Ibex Technologies Inc.

We believe this offer is attractive to Ibex shareholders for several reasons:

•	First, you will receive a substantial premium based on trading prices of Ibex’s shares prior to our announcement;

•	Second, you will continue to participate in the biotech market but within a larger entity that has a more diversified product portfolio; and

•	Finally, we believe that IMI is better equipped to unlock the full value of Ibex’s assets.

Our offer represents an opportunity for you to receive either 0.1254 common shares of IMI or $0.42 in cash for each Ibex share. This price represents a 45% premium to the closing trading price of your Ibex shares on November 1, 2004, the day before our announcement, and a 52% premium based on the 50-day weighted average trading price.

Ibex shares have traded at a discount to Ibex’s cash value for quite some time, which, in our opinion, has represented a real cost to shareholders. The technology, human and capital resources available to Ibex have not generated the kind of return we believe you could earn by bringing our two companies together. This offer allows you to receive immediate value from your Ibex shares while continuing to participate in the exciting biotechnology sector with IMI.

For those of you unfamiliar with IMI, our company is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. Our lead cardiovascular product, a test that assesses risk of heart disease by measuring cholesterol accumulation in the skin, has already received approval from the U.S. Food and Drug Administration, and is cleared for sale in Canada and Europe. This product, a biomarker, started out as a mere concept that we developed into a viable product – and then successfully ushered through clinical trials and the regulatory process. Simply, the IMI team has proven expertise.

In addition, IMI is partnered worldwide with McNeil Consumer Healthcare, a Johnson and Johnson company, for the marketing and distribution of this product as well as additional formats, including a consumer test. With McNeil, IMI is poised to generate revenue in 2004, through 2005 and beyond. What does that mean for you as an Ibex shareholder?

If you receive shares of IMI, management of IMI expects you to benefit from:

•	A larger, stronger predictive medicine company with resources to expand initiatives and advance its portfolio of products;

•	A strong strategic fit of complementary technologies and facilities. For example, Ibex’s kallikrein markers used in combination with our GOS-based tests may provide information about cancer risk that neither marker provides on its own;

•	Improved utilization of Ibex’s facilities, which could possibly be used to produce the reagents used in IMI’s assays as well as for processing IMI’s cancer tests for clinical trials; and

•	Utilization of Ibex’s available accumulated government tax credits, which the combined entity will carry forward.

The Canadian biotechnology sector consists of about 400 companies, of which close to 100 are publicly traded. Few of these companies have a commercial product on the market, and most are seeking investor dollars to stay afloat. Investors can afford to be very selective in their participation in the sector. By bringing our two companies together, we believe that we are offering a far more compelling investment opportunity. We expect the offer we are presenting to you to represent a win-win scenario for both companies.

We encourage you to read through the enclosed documents and speak to your financial advisor for advice on our proposal. We believe that Ibex shareholders stand to gain considerably by tendering their shares to this offer.

Sincerely,

/s/ Dr. Brent Norton

Dr. Brent Norton

President and CEO

IMI International Medical Innovations Inc.

Attachment C

The Instructions accompanying the Letter of Acceptance and Transmittal should be read carefully before this Letter of Acceptance and Transmittal is completed. The Depositary (see last page for addresses and telephone number) or your broker or other financial advisor will assist you in completing this Letter of Acceptance and Transmittal.

LETTER OF ACCEPTANCE AND TRANSMITTAL

to accompany certificates for Common Shares of

IBEX TECHNOLOGIES INC.

to be deposited pursuant to the Offer dated November 4, 2004 of

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 12:01 AM (TORONTO TIME) ON DECEMBER 16, 2004 UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

This Letter of Acceptance and Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates for common shares (the “Ibex Shares”) of IBEX Technologies Inc. (“Ibex”) deposited pursuant to the offer (the “Offer”) dated November 4, 2004, made by IMI International Medical Innovations Inc. (“IMI”) to holders of the Ibex Shares.

The terms and conditions of the Offer are incorporated by reference in this Letter of Acceptance and Transmittal to holders of Ibex Shares.

Capitalized terms used but not defined in this Letter of Acceptance and Transmittal which are defined in the offer to purchase and take-over bid circular dated November 4, 2004 (the “Circular”), have the meanings set out in the Circular.

SHAREHOLDERS SHOULD CAREFULLY COMPLETE THE CONSIDERATION ELECTION ON PAGE 3.

SHAREHOLDERS WHO DO NOT MAKE AN ELECTION WILL BE DEEMED TO HAVE ELECTED TO, AND WILL, RECEIVE COMMON SHARES OF IMI, PURSUANT TO THE OFFER.

TO:	IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

AND TO:	EQUITY TRANSFER SERVICES INC. (the “Depositary”), at its office set out herein.

The undersigned delivers to you the enclosed certificate(s) for Ibex Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Ibex Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

Certificate Number(s)	Name in which Registered	Number of Ibex Shares Represented by Certificate	Number of Ibex Shares Deposited

TOTAL

(If space is insufficient, please attach list in above form.)

The undersigned acknowledges receipt of the Offer and the Circular and represents and warrants that the undersigned has good and sufficient authority to deposit, sell and transfer the Ibex Shares represented by the enclosed certificate(s) (the “Deposited Shares”) and that when the Deposited Shares are accepted for payment by IMI, IMI will acquire good title to the Deposited Shares free from all liens, charges, encumbrances, claims and equities and in accordance with the following:

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED the undersigned irrevocably assigns to IMI all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, property or other interests (collectively, “distributions”) which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them after November 4, 2004, as well as the right of the undersigned to receive any and all distributions.

If, on or after the date of the Offer, Ibex should divide, combine, reclassify, consolidate, convert or otherwise change any of the Ibex Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then IMI may, in its sole discretion and without prejudice to its rights under Section 2 of the Offer to Purchase, “Conditions of the Offer”, make such adjustments as it deems appropriate to reflect such division, combination, reclassification, consolidation, conversion or other change in the Offered Consideration, the number of IMI Shares to be issued, the cash offered pursuant to the Offer or other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor).

Ibex Shares acquired pursuant to the Offer shall be transferred by the holder of Ibex Shares and acquired by IMI free and clear of all liens, restrictions, charges, encumbrances, security interests, claims and equities or rights of others of any nature or kind whatsoever and together with all rights and benefits arising therefrom, including (subject to the payment of dividends as described below) the right to all other securities which may be declared, paid, issued, accrued, distributed, made or transferred on or after the date of the Offer on in respect of the Ibex Shares.

If, on or after the date of the Offer, Ibex should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to the Ibex Shares, that is payable or distributable to the holders of such Ibex Shares on a record date that precedes the date of transfer of such Ibex Shares into the name of IMI or its nominees or transferees on the Share register maintained by or on behalf of

Ibex, then without prejudice to IMI’s rights under Section 2 of the Offer to Purchase, “Conditions of the Offer”: (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments shall be received and held by the depositing Shareholders, and to the extent that such dividends, distributions or payments do not exceed the value of the consideration per Ibex Share payable by IMI pursuant to the Offer (as determined by IMI), the Offered Consideration will be reduced by the amount of any such dividend or distribution paid or payable per Ibex Share in respect of which the dividend or distribution is made; (b) in the case of non-cash dividends, distributions, payments, rights or other interests, the whole of any such non-cash dividend, distribution, payment, right or other interest shall be received and held by the depositing Shareholders for the account of IMI and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of IMI, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividends, distributions or payments in an amount that exceeds the consideration per Ibex Share payable by IMI (as determined by IMI), the whole of any such cash dividend, distribution or payment shall be received and held by the depositing Shareholders for the account of IMI and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of IMI, accompanied by appropriate documentation of transfer. Pending such remittance (in the case of (b) and (c) above), IMI will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold all of the IMI Shares otherwise issuable by IMI to the non-remitting Shareholder pursuant to the Offer or deduct from the number of IMI Shares to be delivered by IMI pursuant to the Offer such number of IMI Shares with a value equal to the amount or value of the dividend, distribution, payment, right or other interest, as determined by IMI in its sole discretion.

The undersigned Shareholder hereby elects, in respect of the Ibex Shares hereby deposited, as follows:

CONSIDERATION ELECTIONS

Shareholders should complete this election carefully and are encouraged to consult their advisors regarding the tax consequences of this election.

Please choose one of the following:

IMI Common Share Election

☐        I want to receive 0.1254 IMI COMMON SHARES for each of my Ibex Shares.

or

Cash Election

☐        I want to receive Cdn.$0.42 in CASH for each of my Ibex Shares, subject to proration if Ibex Shareholders request in the aggregate more than the Tender Cash Maximum.

The undersigned Shareholder directs IMI and the Depositary, upon IMI taking up the Deposited Shares: (a) to issue or cause to be issued cheques and/or certificates representing common shares of IMI to which the undersigned is entitled for the Deposited Shares under the Offer in the name indicated below and to send such cheques and/or certificates representing common shares of IMI by first class insured mail, postage prepaid, to the address indicated below; and (b) to return any certificates for Ibex Shares not deposited to or purchased under the Offer to the address indicated below (and, in the case of both (a) and (b) above, if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the registers maintained by Ibex).

Shareholders whose Ibex Share certificates are not immediately available or who cannot deliver their Ibex Share certificates and all other required documents to the Depositary at or before the Expiry Time must deliver their Ibex Shares according to the guaranteed delivery procedures set forth in Section 5 of the Offer, “Procedure for Guaranteed Delivery”.

The undersigned irrevocably constitutes and appoints IMI or its designees as the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares taken up and paid for under the Offer and any distributions on such Deposited Shares with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned, (a) to register or record the transfer and/or cancellation of such Deposited Shares and distributions consisting of securities on the registers of Ibex; (b) for as long as any of such Deposited Shares are registered or recorded in the name of the undersigned (whether or not they are now so registered or recorded), execute and deliver (provided the same is not contrary to applicable law), as and when requested by IMI, any instruments of proxy, authorization or consent in form and on terms satisfactory to IMI in respect of any such Deposited Shares and distributions, and to designate in any such instruments of proxy any person or persons as the proxyholder of the undersigned in respect of such Deposited Shares and distributions; (c) execute and negotiate any cheques or other instruments representing any such distribution payable to or to the order of the undersigned; and (d) exercise any rights of the undersigned with respect to such Deposited Shares and distributions.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any distributions. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or any distributions by or on behalf of the undersigned, unless the Deposited Shares are not taken up and paid for under the Offer.

The undersigned agrees not to vote any of the Deposited Shares taken up and paid for under the Offer, or distributions on such Deposited Shares consisting of securities, at any meeting and not to exercise any of the other rights or privileges attaching to any of such Deposited Shares or distributions consisting of securities, or otherwise act with respect thereto. The undersigned agrees further to execute and deliver to IMI, provided any such execution and delivery is not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of IMI, any and all instruments of proxy, authorization or consent, in form and on terms satisfactory to IMI, in respect of any such Deposited Shares or distributions consisting of securities. The undersigned agrees further to designate in any such instruments of proxy the person or persons specified by IMI as the proxyholder of the undersigned in respect of such Deposited Shares or distributions consisting of securities.

The undersigned covenants and agrees to execute all such documents, transfers and other assurances as may be necessary or desirable to convey the Deposited Shares and distributions effectively to IMI.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Acceptance and Transmittal may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, bankruptcy or insolvency of the undersigned and all obligations of the undersigned in this Letter of Acceptance and Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, the deposit of Ibex Shares pursuant to this Letter of Acceptance and Transmittal is irrevocable.

The undersigned, by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Ibex Shares deposited pursuant to the Offer will be determined by IMI in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on IMI, the Dealer Manager, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice.

By reason of the use by the undersigned of an English language form of Letter of Acceptance and Transmittal, the undersigned and each of you shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Acceptance and Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l’offre acceptée par cette lettre d’acceptation et d’envoi, de meme que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

Signature guaranteed by (if required under Instruction 4):	Dated:
Authorized Signature	Signature of Shareholder or Authorized Representative (see Instruction 5)
Name of Guarantor (please print or type)	Name of Shareholder (please print or type)
Address (please print or type)	Name of Authorized Representative, if applicable (please print or type)
Daytime telephone number of Shareholder or Authorized Representative
BLOCK A ISSUE CHEQUES AND/OR CERTIFICATES FOR COMMON SHARES OF IMI IN THE NAME OF: (please print)	BLOCK B SEND CHEQUES AND/OR CERTIFICATES FOR COMMON SHARES OF IMI (Unless Block “C” is checked) TO: ☐ SAME ADDRESS AS BLOCK A OR TO:
(Name)	(Name)
(Street Address and Number)
(City and Province or State)	(Street Address and Number)
(Country and Postal (Zip) Code)
(Telephone – Business Hours)	(City and Province or State)
(Tax Identification, Social Insurance or Social Security Number)	(Country and Postal (ZIP) Code)

BLOCK C ☐ HOLD CHEQUES AND/OR CERTIFICATES FOR COMMON SHARES OF IMI FOR PICK-UP

BLOCK D

☐   CHECK HERE IF IBEX SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type)

Name of Registered Holder:	Date of Guaranteed Delivery:

Name of Institution which Guaranteed Delivery:

For holders of Ibex Shares who elect to receive IMI Shares and who are located in, or are subject to the laws of, the United States, please set forth the date on which the Ibex Shares were acquired and in what manner of transaction they were acquired (i.e., open market purchase; private placement; other):

INSTRUCTIONS AND RULES

1.	Use of Letter of Acceptance and Transmittal

(a)	This Letter of Acceptance and Transmittal (or an originally signed facsimile thereof) together with accompanying certificates representing the Deposited Shares must be received by the Depositary at any of the offices specified below before 12:01 a.m. (Toronto time) on December 16, 2004, (the “Expiry Time”), unless the Offer is extended or withdrawn, or unless the procedures for guaranteed delivery set out in Instruction 2 below are employed.

(b)	The method used to deliver this Letter of Acceptance and Transmittal and any accompanying certificates representing Ibex Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received. IMI recommends that the necessary documentation be hand delivered to the Depositary at any of its offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Ibex Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Ibex Shares.

2.	Procedures for Guaranteed Delivery

If a Shareholder wishes to accept the Offer and either (i) the certificates representing such Shareholder’s Ibex Shares are not immediately available or (ii) such Shareholder cannot deliver the certificates and Letter of Transmittal to the Depositary by the Expiry Time, those Ibex Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

(a)	such deposit is made only at the principal office of the Depositary in Toronto, Ontario by or through an Eligible Institution;

(b)	a properly completed and duly executed Notice of Guaranteed Delivery (or a manually signed facsimile) is received by the Depositary at its principal office in Toronto, Ontario at or before the Expiry Time; and

(c)	the certificate or certificates representing the deposited Ibex Shares, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) and other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time.

The Notice of Guaranteed Delivery may be delivered by hand, transmitted by electronic facsimile or mailed to the Depositary only at its principal office in Toronto, Ontario and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

An “Eligible Institution” means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

3.	Signatures

This Letter of Acceptance and Transmittal must be filled in and signed by the holder of Ibex Shares accepting the Offer described above or by such holder’s duly authorized representative (in accordance with Instruction 5).

(a)	If this Letter of Acceptance and Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Acceptance and Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Acceptance and Transmittal.

(b)	If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

(i)	such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4.	Guarantee of Signatures

If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if payment is to be made to a name other than the registered owner(s), or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Ibex, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5.	Fiduciaries, Representatives and Authorizations

Where this Letter of Acceptance and Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Acceptance and Transmittal must be accompanied by satisfactory evidence of the authority to act. IMI or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6.	Partial Tenders

If less than the total number of Ibex Shares evidenced by any certificate submitted is to be deposited, fill in the number of Ibex Shares to be deposited in the appropriate space on this Letter of Acceptance and Transmittal. In such case, new certificate(s) for the number of Ibex Shares not deposited will be sent to the registered holder unless otherwise provided as soon as practicable after the Expiry Time. The total number of Ibex Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7.	Miscellaneous

(a)	If the space on this Letter of Acceptance and Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Acceptance and Transmittal.

(b)	If Deposited Shares are registered in different forms (e.g. ‘John Doe’ and ‘J. Doe’) a separate Letter of Acceptance and Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted.

(d)	The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

(e)	Additional copies of the Offer and Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at any of its offices at the addresses listed below.

8.	Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Acceptance and Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements, which must be properly completed and submitted in good order to the Depositary on or prior to the Expiry Time. Please note that, as the Depositary is not the transfer agent of Ibex, the Depositary will be required to forward all documentation regarding lost certificates to CIBC Mellon Trust Company, the transfer agent of Ibex, for disposition.

9.	Privacy Notice

The Depositary, being Equity Transfer Services Inc. (“Equity”), is committed to protecting Shareholders’ personal information. In the course of providing services to Shareholders and Equity’s corporate clients, Equity receives non-public personal information about Shareholders from transactions that Equity performs for Shareholders, forms Shareholders send to Equity and other communications that Equity has with Shareholders or their representatives, etc. This information could include the name, address, social insurance number, securities holdings and other financial information of the Shareholder. Equity has prepared a Privacy Code to tell Shareholders more about its information practices and how their privacy is protected. It is available by writing to Equity at Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3. Equity will use the information Shareholders are providing on this form in order to process their request and will treat the signature(s) of Shareholders on this form as their consent to the above.

The Depositary for the Offer is:

EQUITY TRANSFER SERVICES INC.

For Information Call:

416.361.0152

For Delivery by Mail:

Suite 420, 120 Adelaide Street West

Toronto, Ontario, M5H 4C3

Attention: Corporate Actions

For Delivery by Registered Mail, Hand or by Courier:

Suite 420, 120 Adelaide Street West

Toronto, Ontario, M5H 4C3

Attention: Corporate Actions

Any questions and requests for assistance may be directed by holders of Ibex Shares to the Depositary at its telephone number and location set out above.

Attachment D

The Depository (see the back page of the Letter of Transmittal for address and telephone number) or your broker or other financial advisor will assist you in completing this Notice of Guaranteed Delivery.

THIS IS NOT A LETTER OF ACCEPTANCE AND TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for Deposit of Common Shares of

IBEX TECHNOLOGIES INC.

Pursuant to the Offer dated November 4, 2004 of

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

This Notice of Guaranteed Delivery must be used to accept the offer to purchase dated November 4, 2004 (the “Offer”) made by IMI International Medical Innovations Inc. (“IMI”) for common shares (the “Ibex Shares”) of Ibex Technologies Inc. (“Ibex”) if certificates for the Ibex Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiry Time (as defined in the Offer). This Notice of Guaranteed Delivery may be delivered by hand, by courier or by mail or by facsimile transmission to the Toronto, Ontario office of the Depositary at the address or facsimile number, as applicable, set out below.

If a Shareholder wishes to accept the Offer and either (i) the certificates representing such Shareholder’s Ibex Shares are not immediately available or (ii) such Shareholder cannot deliver the certificates and Letter of Transmittal to the Depositary by the Expiry Time, those Ibex Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

(a)	such deposit is made only at the principal office of the Depositary in Toronto, Ontario by or through an Eligible Institution;

(b)	a properly completed and duly executed Notice of Guaranteed Delivery (or a manually signed facsimile) is received by the Depositary at its principal office in Toronto, Ontario at or before the Expiry Time; and

(c)	the certificate or certificates representing the deposited Ibex Shares, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) and other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time.

The Notice of Guaranteed Delivery may be delivered by hand, transmitted by electronic facsimile or mailed to the Depositary only at its principal office in Toronto, Ontario and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used and not defined in this Notice of Guaranteed Delivery which are defined in the Offer and Circular dated November 4, 2004 shall have the respective meanings set out in the Offer and Circular.

To:    The Depositary, EQUITY TRANSFER SERVICES INC.

By Mail:	By Registered Mail, Hand or Courier:	By Facsimile Transmission:

Suite 420, 120 Adelaide Street West Toronto, Ontario M5H 4C3 Attention: Corporate Actions	Suite 420, 120 Adelaide Street West Toronto, Ontario M5H 4C3 Attention: Corporate Actions	416.361.0470

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile number other than set forth above does not constitute a valid delivery.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Acceptance and Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Acceptance and Transmittal.

The undersigned hereby deposits to the Depositary, upon the terms and subject to the conditions set forth in the Offer and Letter of Acceptance and Transmittal, receipt of which are hereby acknowledged, the Ibex Shares listed below, pursuant to the guaranteed delivery procedures set forth in Section 5 of the Offer, “Procedure for Guaranteed Delivery”.

NOTE: DO NOT SEND CERTIFICATES FOR IBEX SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR IBEX SHARES SHOULD BE SENT WITH YOUR LETTER OF ACCEPTANCE AND TRANSMITTAL.

Name(s) & Address(es) of Shareholder(s) (please print)	Certificate Number (if available)	Number of Ibex Shares Represented by Certificate	Number of Ibex Shares Deposited

TOTAL

(If space is insufficient, please attach list in above form.)

Area Code and Telephone Number

Dated

Signature(s)
Name of Shareholder(s) (please print)

GUARANTEE

(Not to be used for signature guarantee)

The undersigned, a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP) (an “Eligible Institution”) guarantees delivery to the Toronto office of the Depositary of the certificates representing the Ibex Shares deposited hereby, in proper form for transfer with a properly completed and duly executed Letter of Acceptance and Transmittal in the form enclosed herewith or an originally signed facsimile thereof, and all other documents required by the Letter of Acceptance and Transmittal, all on or before 5 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time, unless the Offer is extended or withdrawn.

(Firm)

(Authorized Signatory)

(Please Print Name)
(Address)
(Area Code and Telephone Number)

Dated: